UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number:  001-21777

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(Name of registrant)

#880 - 580 Hornby Street

Vancouver, BC

V6C 3B6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Queen Mining Consolidated Ltd.

Date: March 24, 2020	By:	/s/ Brenda Dayton
Name: Brenda Dayton
Title: Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of Golden Queen Mining Consolidated Ltd. dated March 24, 2020
99.2	Report of Voting Results